June 8, 2026
Via Edgar Only

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeff Kauten
SEC Division of Corporation Finance
Office of Technology

Re:    Stem, Inc.
Registration Statement on Form S-3
Filed on June 2, 2026
File No. 333-296427

Dear Mr. Kauten:

Please be advised that the undersigned is the duly elected Chief Legal Officer and Secretary of Stem, Inc. (the “Registrant”). Having been advised that the Commission has not reviewed and will not review the Registrant’s Form S-3 Registration Statement (File No. 333-296427), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Wednesday, June 10, 2026 at 5:00 p.m., or as soon thereafter as practicable.
Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.
Very truly yours,
/s/ Saul R. Laureles
Saul R. Laureles
Chief Legal Officer and Secretary

Via E-mail:

cc: Sarah Dunn, Legal Counsel, Corporate/Securities
Eric Scarazzo, Gibson, Dunn & Crutcher LLP